SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)

(Amendment No. 3)1

                                            Redback Networks Inc.
(Name of Issuer)

                                                 Common Stock
(Title of Class of Securities)

                                                        757209507
(CUSIP Number)

        Eric Severance, c/o Creedon Keller & Partners, Inc., 123 2nd Street #120, Sausalito, CA 94965
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

                                                                             March 14, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

[1]	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 757209507	13D/A	Page 2 of 4 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Creedon Keller & Partners, Inc.

2.	CHECK THE APPROPRIATE BOX IF A GROUP*
(a)
(b)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6.	CITIZEN OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0%

14	TYPE OF REPORTING PERSON* IA

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 757209507	13D/A	Page 3 of 4 Pages

ITEM 1	Security and Issuer

This Schedule 13D relates to the common stock, par value $0.0001 per share (‘‘Common Stock’’), of Redback Networks Inc., a Delaware corporation (the ‘‘Issuer’’). The address of the principal executive offices of the Issuer is 300 Holger Way, San Jose, CA 95134.

ITEM 2	Identity and Background

(a) The name of the person filing this Schedule 13D/A (the ‘‘Schedule’’) is Creedon Keller & Partners, Inc., a Nevada corporation and an investment adviser registered with the U.S. Securities and Exchange Commission. (the ‘‘Reporting Person’’).

(b) The business address of the Reporting Person is 123 2nd Street #120, Sausalito, CA 94965.

(c) This Schedule is filed on behalf of the Reporting Person. The principal business of the Reporting Person is purchasing, holding and selling securities for investment purposes.

(d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding.

(e) During the past five years, the Reporting Person has not been a party to a civil proceeding as a result of which it is subject to a judgment, decree or final order enjoining it from or mandating activities subject to federal or state securities laws, or finding it in violation of such laws.

(f) The Reporting Person was organized under the laws of the State of Nevada, USA.

ITEM 3	Source and Amount of Funds or Other Consideration

Item 3 is not applicable because the Reporting Person no longer has any investment discretion over the Shares that were previously reported in the Schedule 13D originally filed on January 15, 2004, as amended on June 30, 2005 and July 5, 2005. On March 14, 2006, the Reporting Person received a letter terminating its investment management agreement with respect to the owner of the Shares.

ITEM 4	Purpose of Transaction

Not Applicable

ITEM 5	Interest in Securities of the Issuer

(a)-(b) The Reporting Person is not the beneficial owner of any of the Shares of common stock.

CUSIP NO. 757209507	13D/A	Page 4 of 4 Pages

(c): Not Applicable.

(d): Not applicable.

(e): The Reporting Person ceased to have investment discretion with respect to the Shares on February 14, 2006.

ITEM 6	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

None.

ITEM 7	Material to be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 23, 2006 Dated
/s/ Eric Severance Name: Eric Severance Title: Chief Executive Officer/ Chief Compliance Officer